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20008818

A...vOAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NUMBER
8-69130

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **La Honda Advisors LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Menlo Avenue, Suite 230

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Menlo Park   **CA**   **94025**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Ketsdever   +1-650-400-1088

                                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler LLP

(Name – if individual, state last, first, middle name)

Three Lagoon Drive, Ste. 400   **Redwood City**   **CA**   SEC **94065**

    (Address)   (City)   (State)   Mail Processing (Zip Code)
                                                                                 Section

CHECK ONE:

    [✓] Certified Public Accountant

    [ ] Public Accountant

    [ ] Accountant not resident in United States or any of its possessions.

MAR 0 2 2020

Washington DC
413

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Ketsdever _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

La Honda Advisors LLC _____ , as

of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _SAN MATEO_

Subscribed and sworn to (or affirmed) before me on this _28_ day of _FEBRUARY_ , 20_20_, by _DAVID TODD KETSDEVER_
_____ ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ROBERT THOMAS CHIN
Notary Public - California
San Mateo County
Commission # 2245383
My Comm. Expires Jun 7, 2022

(Seal)   Signature_____



LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2019



SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Members of
LA HONDA ADVISORS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of La Honda Advisors, LLC (a California limited liability company) (the "Company") as of December 31, 2019, and the related notes (the financial statement). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

San Francisco, California
February 28, 2020

Three Lagoon Drive, Suite 400 **Redwood City**, CA 94065 t. 650.365.4646 f. 650.368.4055
220 Montgomery Street, Suite 300 **San Francisco**, CA 94104 t. 415.392.2123 f. 415.392.1720
1735 Technology Drive, Suite 410 **San Jose**, CA 95110 t. 408.766.6000 f. 408.454.0148

WWW.SEILER.COM MEMBER HLB INTERNATIONAL

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Assets:		
Current Assets		
Cash	$	410,516
Accounts Receivable		16,690
Prepaid Expenses		36,729
Operating Lease Right-of-Use		70,007
Total Current Assets		533,941
Long-Term Assets		
Operating Lease Right-of-Use		24,859
Property and Equipment, Net		9,630
Security Deposit		6,000
Investments in Warrants		124,445
Total Long-Term Assets		164,933
TOTAL ASSETS	$	698,875

LIABILITIES & MEMBERS' EQUITY

Current Liabilities:		
Accounts Payable	$	3,035
Accrued Expenses		2,252
Payable to Members		25,579
Payroll Liabilities		71,949
Operating Lease Liabilities		70,007
Total Current Liabilities		172,821
Long Term Liabilities:		
Operating Lease Liabilities		24,859
Total Long Term Liabilities		24,859
Total Members' Equity		501,195
TOTAL LIABILITIES & MEMBERS' EQUITY	$	698,875

The accompanying notes are an integral part of these financial statements.

La Honda Advisors LLC
Notes to Statement of Financial Condition
December 31, 2019

Note 1 - Nature of business

La Honda Advisors LLC (a California limited liability company formed in 2011), hereinafter referred to as the "Company", performs investment banking advisory services to companies seeking private placements, mergers, and acquisitions. In accordance with its LLC agreement, the Company shall continue indefinitely, unless earlier terminated and dissolved under certain conditions specific in the LLC agreement.

The Company is a direct participation broker-dealer registered with the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and could be material to the financial statements.

Investments are exposed to various risks, such as changes in interest rates or credit ratings and market fluctuations. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statement of financial condition.

Accounts receivable and unbilled accounts receivable

Accounts receivable and unbilled accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company extends unsecured credit to its customers in the ordinary course of business and assesses the allowance for doubtful accounts based on the Company's collection history. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management closely monitors outstanding accounts receivable and charges off to expenses any balances that are determined to be uncollectible. At December 31, 2019, the Company considered all remaining accounts receivable to be fully collectible accordingly there was no allowance for doubtful accounts.

Income and franchise taxes

The Company is a California limited liability company and has elected to be treated as a partnership for income tax purposes. For federal income tax purposes, profits and losses are passed through to the Members. California law is much the same as federal in terms of the Members reporting the pass-through of profits and losses, with the exception that the Company is subject to an annual fee based on gross receipts with a minimum fee of $800.

La Honda Advisors LLC
Notes to Statement of Financial Condition
December 31, 2019

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. We do not expect the legislation to have a financial impact on the Company because, as a Limited Liability Corporation, it is not subject to federal income tax and the tax effect of its activities accrues to its Members.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with the FASB Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2019, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to California tax examinations. All years after 2016 are subject to Federal tax examinations.

Property and equipment

A fixed asset is any tangible asset purchased for use in the day-to-day operations of the Company from which an economic benefit will be derived over a period greater than one year. Fixed assets include items of property and equipment such as buildings, leasehold improvements, office furniture, fixtures, computers and other related technology equipment. At the time a fixed asset is acquired, its cost is capitalized unless it has a value of $5,000 or less in which case the asset is expensed in the period acquired. Management will periodically review these levels and make any modifications necessary.

Depreciation of fixed assets is calculated using the straight-line method over the estimated useful life of the related assets.

Impairment of long-lived assets

Property and equipment are reviewed for impairment in accordance with FASB ASC Topic 360, *Property, Plant and Equipment*. The Company assesses the impairment of these long-lived assets whenever changes in circumstances indicate that the carrying values of the assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Leases

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent lease liabilities in the consolidated financial statements.

ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the

4

lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus any prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term.

Fair value measurement

The Company performs fair value measurements in accordance with FASB ASC 820, *Fair Value Measurement*. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Company considers the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset's or a liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

- Level 1: quoted prices in active markets for identical assets or liabilities;

- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Payable to Members

Payable to Members consists of ordinary business reimbursements. The business expense and payable are recorded when incurred.

Recent accounting pronouncements

In January 2016, the FASB issued ASU 2016-01 ("ASU 2016-01") regarding ASC Topic 825-10, *Financial Instruments - Overall*. The amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, and require equity securities to be measured at fair value with changes in fair value recognized through net income. The amendments also simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment for impairment quarterly at each reporting period. The amendments in ASU 2016-01 will be effective for the Company's fiscal year beginning January 1, 2018. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with prospective adoption of the amendments related to equity securities without readily determinable fair values existing as of the date of adoption. The Company does not believe ASU 2016-01 will have a material impact on its consolidated financial statements.

La Honda Advisors LLC
Notes to Statement of Financial Condition
December 31, 2019

In June 2016, the FASB issued ASU 2016–13, *Measurement of Credit Losses on Financial Instruments* ("ASU 2016–13"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted using the modified retrospective method by January 1, 2020, with early adoption permitted. ASU 2016–13 will have applicability to our accounts receivable portfolio. At this time, we do not anticipate that the adoption of ASU 2016–13 will have a significant impact on our Financial Statements and related disclosures; however, we are currently in the early stages of evaluating the requirements and the period for which we will adopt the standard.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2019.

Note 3 – Property and equipment

Property and equipment consists of:

Furniture	$	14,717
Less: accumulated depreciation		5,087
Property and equipment, net	$	9,630

Depreciation expense for the year ended December 31, 2019 was $2,102.

Note 4 - Net capital requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $300,567 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .34 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 5 - Members' equity and ownership

The membership interests in the Company are divided into and represented by "shares". The Company currently has two Members whose ownership comprises 100% of the shares allocated. At December 31, 2019, 100,000 shares were issued and allocated.

Note 6 – Investment in warrants

The Company owned warrants to purchase shares of Series B-2 Preferred Stock in a privately held company as of December 31, 2019. The warrants were classified as Level 3 investments in the fair value hierarchy. They were valued at $124,445 with zero cost basis as of December 31, 2019. The fair value of the warrants was estimated by management and is based on the financial position of the company as of December 31, 2019.

The warrants are recorded at fair value with unrealized gains shown as a component of accumulated other comprehensive income in members' equity. Management considers available

La Honda Advisors LLC
Notes to Statement of Financial Condition
December 31, 2019

evidence in evaluating potential impairment of the warrants, including the duration and extent to which fair value is less than cost. Realized gains or losses on future sales of warrants will be included in other income in the statement of comprehensive income. In the event a loss is determined to be other-than-temporary, the loss will be recognized in the statement of comprehensive income.

Note 7 - Commitments and contingencies

Facility lease

The Company entered into a two-year lease agreement for their corporate office, commencing on May 1, 2019. The lease agreement requires minimum annual payments as follows:

2020	$	75,086
2021		25,274
Total	$	100,360

Rent expense related to this lease agreement was $73,614 for the year ended December 31, 2019.

Claim contingency

The Company is involved in certain claims arising in the normal course of business. A claim has been made in relation to prior services which the Company believes is without merit. The Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 8 – Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2019, the Company had $106,737 in excess of the FDIC insured limit.

Note 9 – Major customers and accounts receivable

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, or whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable.

As of December 31, 2019, two customers accounted for 60% and 40%, respectively, of accounts receivable of $16,690.

Note 10 - Subsequent events

There were no subsequent events that would require adjustment to or disclosure in the financial statements.